

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 20, 2013

Via E-mail
John H. Isbrandtsen
Chief Executive Officer
Sequoia Residential Funding, Inc.
c/o Wells Fargo Bank, N.A.
9062 Old Annapolis Road
Columbia, MD 21045

      Re: **Sequoia Mortgage Trust 2011-1**
                  Sequoia Mortgage Trust 2011-2
                  Sequoia Mortgage Trust 2012-1
                  Sequoia Mortgage Trust 2012-2
                  Sequoia Mortgage Trust 2012-3
                  Forms 10-K for the Fiscal Year Ended December 31, 2012
                  Filed March 29, 2013
                  File Nos. 333-159791-03, 333-159791-04, 333-159791-05, 333-159791-06 and
                  333-179292-02

Dear Mr. Isbrandtsen:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the companies or the filings and the companies may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

                                    Sincerely,

                                    /s/ Rolaine S. Bancroft

                                    Rolaine S. Bancroft
                                    Senior Special Counsel

cc: Andrew P. Stone, Esq.
       Redwood Trust, Inc.

       Phillip R. Pollock, Esq.
       Weintraub Tobin Chediak Coleman Grodin Law Corporation